Connect Biopharma Holdings Limited

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

March 16, 2021

VIA EDGAR

Ms. Ada D. Sarmento

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Connect Biopharma Holdings Limited
Registration Statement on Form F-1
File No. 333-253631

Dear Ms. Sarmento:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Connect Biopharma Holdings Limited (the “Company”), respectfully requests that the effective date of the Registration Statement on Form F-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on March 18, 2021, or as soon as practicable thereafter.

Please contact Michael E. Sullivan of Latham & Watkins LLP, counsel to the Company, at (858) 523-3959, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

CONNECT BIOPHARMA HOLDINGS LIMITED

By:	/s/ Zheng Wei, Ph.D.
Zheng Wei, Ph.D.
Chief Executive Officer

cc:	Eric Atallah, Securities and Exchange Commission
Vanessa Robertson, Securities and Exchange Commission
Tim Buchmiller, Securities and Exchange Commission
Wubin Pan, Ph.D., Connect Biopharma Holdings Limited
Patrick A. Pohlen, Latham & Watkins LLP
Michael E. Sullivan, Latham & Watkins LLP
Jeffrey T. Woodley, Latham & Watkins LLP